# AZURE PRINTED HOMES SPV, LLC

## SUBSCRIPTION AGREEMENT

This is a Subscription Agreement, entered into on the date on the signature page of this Investor Agreement by and between Azure Printed Homes SPV, LLC, a Delaware limited liability company (the "Company"), a special purpose vehicle that will invest all of its assets in securities issued by Azure Printed Homes, Inc. ("the "Manager"), and the subscriber indicated on the signature page of this agreement ("Subscriber").

**Background**

The Company is offering for sale certain of its securities on www.PicMiiCrowdfunding.com (the "Platform").

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1. **Defined Terms**. Capitalized terms that are not otherwise defined in this Subscription Agreement have the meanings given to them in the Company's Form C on the Platform (the "Disclosure Document"). In addition, the Company is sometimes referred to in this Subscription Agreement using words like "we" and "our," and Subscriber is sometimes referred to using words like "you," "your," and "its."

2. **Purchase of Shares**.

2.1. **In General**. Subject to the terms and conditions of this Subscription Agreement, the Company hereby agrees to sell to Subscriber, and Subscriber hereby agrees to purchase from the Company, the number of Investor Shares indicated on the signature page of this agreement for $15.00 per share (the "Shares"), excluding any time-based discounts on share price that the Company may apply, which will also be indicated on the signature page of this agreement.

2.2. **Reduction for Oversubscription**. If the Company receives subscriptions from qualified investors for more than the amount we are trying to raise, we have the unilateral right to, and may, reduce your subscription and therefore the amount of your Shares. We will notify you promptly if this happens.

3. **Right to Cancel**. Once you sign this Subscription Agreement, you have the right to cancel under certain conditions described in the Educational Materials at the Platform. For example, you generally have the right to cancel (i) up to 48 hours before the closing of the offering, or (ii) if there is a material change in the offering.

4. **Our Right to Reject Investment**. In contrast, we have the right to reject your subscription for any reason or for no reason, in our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

5. **Your Shares**. You will not receive a paper certificate representing your Shares. Instead, your Shares will be available electronically. Any certificate or notice of issuance for the Class B Common Stock of Azure Printed Homes, Inc. held by the Company will bear the restrictive legends or notices, and will be subject to the stop-transfer instructions, described in the Stock Restriction Agreement (as defined in Section 6.10).

**Your Promises**. You promise that:

5.1. **Accuracy of Information**. All of the information you have given to us, whether in this Subscription Agreement or otherwise, is accurate and we may rely on it. If any of the information you have given to us changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

5.2. **Review of Information**. You have read all of the information in the Disclosure Document, including the Company's Limited Liability Company Agreement (the "LLC Agreement"), the Stock Restriction Agreement (as defined in Section 6.10), and all the other Exhibits.

5.3. **Risks**. You understand all the risks of investing, including the risk that you could lose all your money. Without limiting that statement, you have reviewed and understand all the risks listed under "Risks of Investing" in the Disclosure Document.

5.4. **Escrow Account**. You understand that your money might first be held in an escrow account in one or more FDIC-insured banks. If any of these banks became insolvent and the FDIC insurance is insufficient, your money could be lost.

5.5. **No Representations**. Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment.

5.6. **Opportunity to Ask Questions**. You have had the opportunity to ask questions about the Company and the investment. All your questions have been answered to your satisfaction.

5.7. **Your Legal Power to Sign and Invest**. You have the legal power to sign this Subscription Agreement and purchase the Shares.

5.8. **No Government Approval**. You understand that no state or federal authority has reviewed this Subscription Agreement or the Shares or made any finding relating to the value or fairness of the investment.

5.9. **No Transfer**. You understand that securities laws limit transfer of the Shares, and that the Class B Common Stock held by the Company is subject to substantial restrictions on sale, assignment, pledge or other transfer under the Stock Restriction Agreement (as defined in Section 6.10). Finally, there is currently no market for the Shares, meaning it might be hard to find a buyer. As a result, you should be prepared to hold the Shares indefinitely.

5.10. **Stock Restriction Agreement**. You understand that the shares of Class B Common Stock of Azure Printed Homes, Inc. that the Company will acquire with the proceeds of this offering are, and will remain, subject to the Stock Restriction Agreement between Azure Printed Homes, Inc. and the Company, as the holder of such shares (the "Stock Restriction Agreement"), a copy of which is attached to this Subscription Agreement as Exhibit A and is included as Exhibit J to the Disclosure Document. The Stock Restriction Agreement includes, among other items, substantial restrictions on the sale, assignment, pledge or other transfer of the Class B Common Stock, including a requirement for the prior written consent of Azure Printed Homes, Inc. to any transfer, a right of first refusal in favor of Azure Printed Homes, Inc., a drag-along right and

related irrevocable proxy in connection with a change in control, a market stand-off (lock-up) following an initial public offering, restrictive legends and stop-transfer instructions, and a waiver of statutory inspection rights under Section 220 of the Delaware General Corporation Law. You have read and understand the Stock Restriction Agreement.

5.11. **Effect of the Stock Restriction Agreement**. You understand and agree that: (i) the Company is bound by the Stock Restriction Agreement, and the Manager may cause the Company to take any action required of it under the Stock Restriction Agreement, including selling or tendering its Class B Common Stock in, voting in favor of, or delivering a proxy with respect to, a change in control transaction, and complying with any market stand-off request; (ii) the Company may not transfer the Class B Common Stock, and you may not take any action to cause a transfer of any interest in the Class B Common Stock, except in compliance with the Stock Restriction Agreement; (iii) if any Class B Common Stock is ever distributed or transferred to you, including upon the dissolution of the Company, you will hold it subject to the Stock Restriction Agreement and, as a condition of that distribution or transfer, you will sign a written instrument agreeing to be bound by the Stock Restriction Agreement and provide any other documents it requires; and (iv) if anything in this Subscription Agreement conflicts with the Stock Restriction Agreement with respect to the Class B Common Stock, the Stock Restriction Agreement will control.

5.12. **No Advice**. We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

5.13. **Tax Treatment**. We have not promised you any particular tax outcome from buying, holding or selling the Shares, or from the Company buying, holding or selling securities in Azure Printed Homes, Inc., a Delaware corporation.

5.14. **Past Performance**. You understand that even if we have been successful with other projects, we might not be successful with this project.

5.15. **Acting on Your Own Behalf**. You are acting on your own behalf in purchasing the Shares, not on behalf of anyone else.

5.16. **Investment Purpose**. You are purchasing the Shares solely as an investment, not with an intent to re-sell or "distribute" any part of them.

5.17. **Anti-Money Laundering Laws**. Your investment will not, by itself, cause the Company to be in violation of any "anti-money laundering" laws, including, without limitation, the United States Bank Secrecy Act, the United States Money Laundering Control Act of 1986, and the United States International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001.

5.18. **Additional Information**. At our request, you will provide further documentation verifying the source of the money used to purchase the Shares.

5.19. **Disclosure**. You understand that we may release confidential information about you to government authorities if we determine, in our sole discretion after consultation with our lawyer, that releasing such information is in the best interest of the Company or if we are required to do so by such government authorities.

5.20. **Additional Documents**. You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

5.21. **No Violations**. Your purchase of the Shares will not violate any law or conflict with any contract to which you are a party.

5.22. **Enforceability**. This Subscription Agreement is enforceable against you in accordance with its terms.

5.23. **No Inconsistent Statements**. No person has made any oral or written statements or representations to you that are inconsistent with the information in this Subscription Agreement and the Disclosure Document.

5.24. **Financial Forecasts**. You understand that any financial forecasts or projections are based on estimates and assumptions we believe to be reasonable but are highly speculative. Given the industry, our actual results may vary from any forecasts or projections.

5.25. **Notification**. If you discover at any time that any of the promises in this section 6 are untrue, you will notify us right away.

5.26. **Non-U.S. Subscribers**. If you are neither a citizen or a resident (green card) of the United States, then (i) the offer and sale of stock is lawful in the country of your residence, and (ii) the Company is not required to register or file any reports or documents with the country of your residence.

5.27. **Additional Promises by Individuals**. If you are a natural person (not an entity), you also promise that:

5.27.1. **Knowledge**. You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

5.27.2. **Financial Wherewithal**. You can afford this investment, even if you lose your money. You don't rely on this money for your current needs, like rent or utilities.

5.27.3. **Anti-Terrorism and Money Laundering Laws**. None of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law, and you are not on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor are you a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

5.28. **Entity Investors**. If Subscriber is a legal entity, like a corporation, partnership, or limited liability company, Subscriber also promises that:

5.28.1. **Good Standing**. Subscriber is validly existing and in good standing under the laws of the jurisdiction where it was organized and has full corporate power and authority to conduct its business as presently conducted and as proposed to be conducted.

5.28.2. **Other Jurisdictions**. Subscriber is qualified to do business in every other jurisdiction where the failure to qualify would have a material adverse effect on Subscriber.

5.28.3. **Authorization**. The execution and delivery by Subscriber of this Subscription Agreement, Subscriber's performance of its obligations hereunder, the consummation by Subscriber of the transactions contemplated hereby, and the purchase of the Shares, have been duly authorized by all necessary corporate, partnership or company action.

5.28.4. **Investment Company**. Subscriber is not an "investment company" within the meaning of the Investment Company Act of 1940, as amended.

5.28.5. **Information to Investors**. Subscriber has not provided any information concerning the Company or its business to any actual or prospective investor, except the Disclosure Document, this Subscription Agreement, and other written information that the Company has approved in writing in advance.

5.28.6. **Anti-Terrorism and Money Laundering Laws**. To the best of Subscriber's knowledge based upon appropriate diligence and investigation, none of the money used to purchase the Shares was derived from or related to any activity that is illegal under United States law. Subscriber has received representations from each of its owners such that it has formed a reasonable belief that it knows the true identity of each of the ultimate investors in Subscriber. To the best of Subscriber's knowledge, none of its ultimate investors is on any list of "Specially Designated Nationals" or known or suspected terrorists that has been generated by the Office of Foreign Assets Control of the United States Department of Treasury ("OFAC"), nor is any such ultimate investor a citizen or resident of any country that is subject to embargo or trade sanctions enforced by OFAC.

6. **Confidentiality**. The information we have provided to you about the Company, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Shares.

7. **Re-Purchase of Shares**. If we decide that you provided us with inaccurate information or have otherwise violated your obligations, or if required by any applicable law or regulation related to terrorism, money laundering, and similar activities, we may (but shall not be required to) repurchase your Shares for an amount equal to the amount you paid for it.

8. **Execution of LLC Agreement**. By signing this Subscription Agreement, you will also be deemed to have signed the LLC Agreement, just as if you had signed a paper copy of the LLC Agreement in blue ink.

9. **Governing Law**. Your relationship with us shall be governed by New York law, without considering principles of conflicts of law. However, the Stock Restriction Agreement, and the rights and obligations relating to the Class B Common Stock under it, are governed by Delaware law, as provided in the Stock Restriction Agreement.

10. **Dispute Resolution**.

10.1. **Mediation**. All disputes, claims or controversies arising out of or relating to this Agreement with more than $5,000 in controversy shall be submitted to the American Arbitration Association ("AAA") in New York, NY, or its successor, for mandatory formal mediation, and if the matter is not resolved through mediation, then it shall be submitted to the AAA in New York, NY, or its successor, for final and binding arbitration. Either party may commence mediation by providing to the AAA or the other party a written request for mediation, setting forth the subject

of the dispute and the relief requested. The parties will cooperate with the AAA and with one another in selecting a mediator from the AAA's panel of neutrals, and in scheduling the mediation proceedings. The parties will participate in the mediation in good faith, and they will share equally in its costs. All offers, promises, conduct and statements, whether oral or written, made in the mediation by any of the parties, their agents, employees, experts and attorneys, and by the mediator or any AAA employees, are confidential, privileged and inadmissible for any purpose, including impeachment, in any arbitration or other proceeding involving the parties, provided that evidence that is otherwise admissible or discoverable shall not be rendered inadmissible or non-discoverable as a result of its use in the mediation. Either party may initiate arbitration with respect to the matters submitted to mediation by filing a written demand for arbitration at any time following the initial mediation session. The mediation may continue after the commencement of arbitration if the parties so desire. Unless otherwise agreed by the parties, the mediator shall be disqualified from serving as arbitrator in the case. The provisions of this Section 11.1 may be enforced by any court of competent jurisdiction, and any party seeking enforcement shall be entitled to an award of all costs, fees and expenses, including attorneys' fees, to be paid by the party against whom enforcement is ordered.

10.2. **Arbitration**. Subject to Section 11.3, any dispute, claim or controversy arising out of or relating to this Agreement or the relationship of the parties, or the breach, termination, enforcement, interpretation or validity of this Agreement, including the determination of the scope or applicability of this agreement to arbitrate, which has not been resolved by mediation, shall be determined by arbitration at the American Arbitration Association ("AAA") office in New York, NY, before a sole arbitrator, in accordance with the laws of the State of New York applicable to agreements made in and to be performed in that State. The arbitration shall be administered by the AAA pursuant to its Commercial Arbitration Rules if the amount in controversy exceeds $250,000, and otherwise pursuant to the Expedited Procedures of its Commercial Arbitration Rules. Judgment on the award may be entered in any court having jurisdiction. The arbitrator shall, in the award, allocate all of the costs of the mediation and arbitration, including the fees of the arbitrator and the reasonable attorneys' fees of the prevailing party, against the party who did not prevail.

10.3. **Small Claims**. All disputes, claims or controversies arising out of or relating to this Agreement with $5,000 or less in controversy shall be adjudicated in a court of applicable jurisdiction according to New York law.

10.4. **No Class Action Claims**. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10.5. **Waiver of Jury Trial and Related Rights**. BY INITIALING IN THE SPACE BELOW, EACH OF THE COMPANY AND SUBSCRIBER AGREES TO HAVE ALL DISPUTES, CLAIMS OR CONTROVERSIES ARISING OUT OF OR RELATING TO THIS AGREEMENT, WHICH ARE NOT RESOLVED BY MEDIATION, DECIDED BY NEUTRAL BINDING ARBITRATION AS PROVIDED IN THIS AGREEMENT, AND IS GIVING UP ANY RIGHTS IT MIGHT POSSESS TO HAVE THOSE MATTERS LITIGATED IN A COURT OR JURY TRIAL. BY INITIALING IN THE SPACE BELOW, EACH OF THE COMPANY AND SUBSCRIBER IS GIVING UP ITS RIGHTS TO A JURY TRIAL AND RIGHTS TO ANY APPEAL. If either party refuses to submit to arbitration after agreeing to this provision, that party may be compelled to arbitrate under federal or state law.

10.6. **Acknowledgment**. The foregoing has been read and understood. Except as provided in Section 11.3, each of the Company and Subscriber agrees to submit all disputes, claims or controversies arising out of or relating to this Agreement that have not been resolved by mediation to binding arbitration in accordance with this Agreement. Nothing in this Section 11 applies to any dispute arising under the Stock Restriction Agreement, which is governed by its own terms.

11. **Consent to Electronic Delivery**. You agree that we may deliver all notices, tax reports and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address so we can send information to the new address.

12. **Notices**. All notices between us will be electronic. You will contact us by email at gene@azureprintedhomes.com. We will contact you by email at the email address you provided on the Platform. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email, unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

13. **Limitations on Damages**. WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

14. **Waiver of Jury Rights**. IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury. This Section 15 is subject to, and should be read together with, Section 11.

15. **Effect of Acceptance**. Even when we accept your subscription by counter-signing below, you will not acquire the Shares until and unless we have closed on the Offering, as described in the Disclosure Document.

16. **Miscellaneous Provisions**.

16.1. **No Transfer**. You may not transfer your rights or obligations.

16.2. **Right to Legal Fees**. Except as otherwise provided in Section 11, if we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

16.3. **Headings**. The headings used in this Subscription Agreement (*e.g.*, the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

16.4. **No Other Agreements**. This Subscription Agreement and the documents it refers to (including the LLC Agreement and, with respect to the Class B Common Stock held by the Company, the Stock Restriction Agreement) are the only agreements between us.

16.5. **Electronic Signature**. You will sign this Subscription Agreement electronically, rather than physically.

16.6. **Power of Attorney**. The Investor hereby appoints The Manager as its true and lawful representative and attorney-in-fact, in its name, place and stead to make, execute, sign, acknowledge, swear to and file:

16.6.1. a Certificate of Formation of the Company and any amendments required under the Delaware Act;

16.6.2. the Company LLC Agreement and any duly adopted amendments;

16.6.3. any and all instruments, certificates and other documents that may be deemed necessary or desirable to effect the winding-up and termination of the Company (including a Certificate of Cancellation of the Certificate of Formation); and

16.6.4. any business certificate, fictitious name certificate, related amendment or other instrument or document of any kind necessary or desirable to accomplish the Company’s business, purpose and objectives or required by any applicable U.S., state, local or other law.

This power of attorney is coupled with an interest, is irrevocable, and shall survive and shall not be affected by the subsequent death, disability, incompetency, termination, bankruptcy, insolvency or dissolution of the Investor; provided, however, that this power of attorney will terminate upon the substitution of another member for all of the Investor's investment in the Company or upon the liquidation or termination of the Company. The Investor hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of the Company, and any Administrator taken in good faith under this power of attorney.

(SIGNATURE PAGE FOLLOWS)

**EXHIBIT A**
**STOCK RESTRICTION AGREEMENT**

**AZURE PRINTED HOMES, INC.**

**STOCK RESTRICTION AGREEMENT**

This Stock Restriction Agreement (this "Agreement"), dated in the signature page (the "Effective Date"), is entered into between Azure Printed Homes, Inc., a Delaware corporation (the "Company") and the subscriber indicated on the signature page of this agreement ("Subscriber")

WHEREAS, the Subscriber holds shares of the Company's Class B Common Stock, par value $0.001 per share (the "Common Stock"; such shares, the "Restricted Stock"); and

WHEREAS, the Company desires to restrict the transfer of the Restricted Stock and to obtain certain related rights with respect thereto, and the Subscriber agrees to hold the Restricted Stock subject to this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

1. Transfer Restrictions. The Subscriber shall not sell, assign, pledge or otherwise transfer (voluntarily or involuntarily) any of the Restricted Stock except as provided herein. The transfer restrictions and obligations set forth in this Agreement and any applicable Subscribers agreements shall continue until terminated as provided herein.

2. Market Stand-Off. Following the effective date of a registration statement of the Company filed under the Securities Act of 1933, the Subscriber, for the duration specified by and to the extent requested by the Company and an underwriter of Common Stock or other securities of the Company, shall not directly or indirectly sell, offer to sell, contract to sell (including, without limitation, any short sale), grant any option to purchase, or otherwise transfer or dispose of (other than to a transferee who agrees to be similarly bound) any securities of the Company held by the Subscriber at any time during such period except Common Stock (or other securities) included in such registration, provided however, that the restrictions set forth in this Section 2 shall be applicable only:

(a) to the first such registration statement of the Company which covers Common Stock (or other securities) to be sold on its behalf to the public in an underwritten offering; and

(b) if all officers and directors of the Company and all persons with registration rights with respect to the Company's capital stock enter into similar agreements.

3. Adjustment of Shares. Notwithstanding anything contained herein to the contrary, in the event of any change in the Common Stock resulting from a corporate transaction including, but not limited to, a subdivision or consolidation, reorganization, recapitalization,

merger, share split, reverse share split, share distribution, combination of shares or the payment of a share dividend, the Restricted Stock shall be treated in the same manner in any such transaction as other Common Stock. Any Common Stock or other securities received by the Subscriber as a result of such transaction with respect to the Restricted Stock shall be subject to the restrictions and conditions set forth herein.

4. Rights as Subscriber; Drag-Along Right; Right of First Refusal.

(a) Subject to Section 1 hereof, the Subscriber shall be entitled to all of the rights of a Subscriber with respect to the Restricted Stock as of the Effective Date, including, but not limited to, the right to vote such shares and receive dividends and other distributions payable with respect to same. The Subscriber agrees and acknowledges that the Restricted Stock will be subject to the terms and conditions set forth in this Section 4.

(b) Drag-Along Right.

(i) Notwithstanding anything contained herein to the contrary, if at any time a Subscriber of the Company, or a group of Subscribers, owning at least a majority of the capital stock of the Company (hereinafter, collectively the "Transferring Subscribers") proposes to enter into any transaction resulting in a change in control of the Company (a "Change in Control") that involves the sale, assignment, tender or transfer of capital stock, the Company or the Transferring Subscribers may require the Subscriber to participate in such Change in Control transaction with respect to all or such number of the Subscriber's Restricted Stock as the Company or the Transferring Subscribers may specify in its or their discretion, by giving the Subscriber written notice thereof at least ten (10) days in advance of the date of the transaction or the date that tender is required, as the case may be. Upon receipt of such notice, the Subscriber shall tender the specified number of Restricted Stock, at the same price and upon the same terms and conditions applicable to the Transferring Subscribers in the transaction or, in the discretion of the acquiror or successor to the Company, upon payment of the purchase price to the Subscriber in immediately available funds. In addition, if at any time the Company and/or any Transferring Subscribers propose to enter into any Change in Control transaction, the Company may require the Subscriber to vote in favor of such transaction, where approval of the Subscribers is required by law or otherwise sought, by giving the Subscriber notice thereof within the time prescribed by law and the Company's Certificate of Incorporation and the Company's bylaws (the "Bylaws") for giving notice of a meeting of Subscribers called for the purpose of approving such transaction. If the Company requires such vote, the Subscriber agrees that it will, if requested, deliver its proxy to the person designated by the Company to vote its Restricted Stock in favor of such Change in Control transaction.

(ii) The Subscriber hereby constitutes and appoints a designee of the Transferring Subscribers as its proxy and hereby gives a power of attorney to such designee, with full power of substitution, with respect to the matters set forth herein, and hereby authorizes the designee to represent and to vote, if and only if the Subscriber (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent) in a manner that is inconsistent with the terms of this Agreement, all of the Subscriber's Restricted Stock in favor of approval of any Change in Control pursuant to and in accordance with the terms and provisions of this Section 4(b). Each proxy and power of attorney given pursuant to this Section 4(b) is given in consideration of the agreements and covenants of the Company, and as such, each is coupled with

an interest and shall be irrevocable unless and until this Agreement terminates or expires. The Subscriber hereby revokes any and all previous proxies or powers of attorney with respect to the Restricted Stock and shall not hereafter, unless this Agreement terminates or expires, purport to give any other proxy or power of attorney with respect to any of the Restricted Stock, deposit any of the Restricted Stock into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, give any proxy or give instructions with respect to the voting of any of the Restricted Stock, in each case, with respect to any of the matters set forth herein.

(iii) In the event that the Subscriber has entered into, or subsequently enters into, another agreement with the Company with respect to drag-along rights or any other rights and/or obligations substantially similar to those set forth in this Section 4(b), the Subscriber and the Company agree and acknowledge that this Section 4(b) shall be automatically voided and shall have no further legal binding effect on either the Subscriber or the Company.

(c) Right of First Refusal.

(i) Notice Requirement. If at any time the Subscriber proposes to sell, pledge, assign, encumber, donate or otherwise transfer or assign for cash, cash equivalents or any other form of consideration (including a promissory note) pursuant to a bona fide offer from any third party all or any part of its Restricted Stock (the "Offered Restricted Stock"), the Subscriber shall first give written notice of the proposed transfer (the "Transfer Notice") to the Company. The Transfer Notice shall name the proposed transferee(s) and state the number of shares to be transferred, the price per share and all other material terms and conditions of the transfer.

(ii) Company Purchase. For fifteen (15) days following its receipt of such Transfer Notice, the Company shall have the right to purchase all or any lesser part of the Offered Restricted Stock at the price and upon the terms and conditions set forth in the Transfer Notice. In the event the Company elects to purchase all or any lesser part of the Offered Restricted Stock, it shall give written notice of its election to the Subscriber within such 15-day period, and the settlement of the sale of such Offered Restricted Stock shall be made as provided below in Section 4(c)(iii) of this Agreement.

(iii) Settlement. If the Company elects to acquire all or any lesser part of the Offered Restricted Stock, the Company shall so notify the Subscriber, and settlement shall be made at the principal office of the Company in cash within thirty (30) days after the Company receives the Transfer Notice; provided, however, if the terms of payment set forth in the Subscriber's Transfer Notice were other than cash against delivery, the Company may pay for such Offered Restricted Stock on the same terms and conditions set forth in the Transfer Notice.

(iv) Sales Free of Restrictions. If the Company does not elect to purchase all of the Offered Restricted Stock and the Subscriber is not otherwise prohibited from transferring such Restricted Stock pursuant to any other agreements with the Company, including this Agreement, the Subscriber may, not sooner than fifteen (15) nor later than sixty (60) days following the Company's receipt of the Transfer Notice, enter into an agreement providing for the closing of the transfer of the Offered Restricted Stock not purchased by the Company to the proposed transferee(s) named in the Transfer Notice within thirty (30) days of the date such agreement is entered into on the same terms and conditions as those described in the Transfer

Notice. Any proposed transfer on different terms and conditions than those described in the Transfer Notice, as well as any subsequent proposed transfer of any of the Restricted Stock, shall again be subject to the right of first refusal of the Company and shall require compliance by the Subscriber with the procedures described in this Section 4.

(v) Exempt Transactions. The following transactions shall be exempt from the provisions of this Section 4(c): any transfer pursuant to a registration statement filed by the Company with the Securities and Exchange Commission. Notwithstanding anything to the contrary contained elsewhere in this Section 4, except with respect to a transfer pursuant to this Section 4(c)(v), any proposed transfer shall receive the Company's prior written consent to any proposed transfer and any permitted transferee hold such Restricted Stock subject to the provisions of this Agreement, and, as a condition of such transfer, (A) shall deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Agreement, and (B) if requested by the Company, the Subscriber shall furnish the Company with an opinion of counsel, in form and substance reasonably satisfactory to the Company, from counsel reasonably satisfactory to the Company, to the effect that such transfer is exempt from the registration requirements of the Securities Act of 1933, as amended, and the qualification or registration requirements of any applicable state securities laws.

(vi) Compliance. In the event of a conflict between this Agreement and the Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Section 4.

(vii) Termination of Restrictions on Transfer. The foregoing restrictions on transfer shall terminate upon the closing of the first public offering of securities of the Company that is effected pursuant to a registration statement filed with, and declared effective by, the Securities and Exchange Commission under the Securities Act of 1933. In the event that the Subscriber has entered into, or subsequently enters into, another agreement with the Company with respect to rights of first refusal or any other rights and/or obligations substantially similar to those set forth in this Section 4(c), the Subscriber and the Company agree and acknowledge that this Section 4(c) shall be automatically voided and shall have no further legal binding effect on either the Subscriber or the Company.

5. Restrictive Legends and Stop-Transfer Orders.

(a) Legends and Notices; Certificated and Uncertificated Shares. Any certificate or certificates representing the shares, or notice or notices of issuance related to uncertificated shares, shall bear the following legends or notices, as applicable (as well as any legends or notices, as applicable, required by applicable state and federal corporate and securities laws):

(i) "THE SECURITIES REPRESENTED HEREBY OR REFERENCED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO

THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933."

(ii) "THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A RIGHT OF FIRST REFUSAL IN FAVOR OF THE CORPORATION AND/OR ITS ASSIGNEE(S), AS PROVIDED IN THE BYLAWS OF THE CORPORATION AND/OR THE STOCK RESTRICTION AGREEMENT BETWEEN THE CORPORATION AND THE ORIGINAL HOLDER OF THESE SHARES, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. BEFORE ANY TRANSFER OF THESE SHARES, THE HOLDER MUST FIRST OFFER THEM TO THE CORPORATION AND/OR ITS ASSIGNEE(S) UNDER THE TERMS AND CONDITIONS SET FORTH IN SUCH BYLAWS AND/OR AGREEMENT."

(b) Stop-Transfer Notices. The Subscriber agrees that, in order to ensure compliance with the restrictions referred to herein, the Company may issue appropriate "stop transfer" instructions to its transfer agent, if any, and that, if the Company transfers its own securities, it may make appropriate notations to the same effect in its own records.

(c) Refusal to Transfer. The Company shall not be required (i) to transfer on its books any shares that have been sold or otherwise transferred in violation of any of the provisions of this Agreement or (ii) to treat as owner of such shares or to accord the right to vote or pay dividends to any purchaser or other transferee to whom such shares shall have been so transferred.

(d) Legend and Notice Removal. When all of the following events have occurred, the shares then held by the Subscriber will no longer be subject to the legend or notice specified in Section 5(a) and the Company will remove any stop-transfer notices associated with the transfer restrictions imposed by this Agreement:

(i) the termination of the right of first refusal under Section 4(c);

(ii) the expiration or termination of the lock-up provisions of Section 2 (and of any agreement entered into pursuant to Section 2); and

(iii) the termination of the waiver of statutory information rights of Section 8.

After such time, and upon the Subscriber's request, a new notice or notices of issuance relating to uncertificated shares of Restricted Stock, or a new certificate or certificates representing the Restricted Stock, shall be issued without the legend or notice specified in Section 5(a) and delivered to the Subscriber.

6. Subscriber Representations. The Subscriber has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the transactions contemplated by this Agreement. The Subscriber is relying solely on such advisors and not on any statements

or representations of the Company or any of its agents, if any, made to the Subscriber. The Subscriber understands that the Subscriber (and not the Company) shall be responsible for the Subscriber's own tax liability arising as a result of the transactions contemplated by this Agreement.

7. Notices. All notices and other communications given or made hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient, and if not so confirmed, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, specifying next business day delivery, with written verification of receipt. Subject to the limitations set forth in Section 232(e) of the General Corporation Law of the State of Delaware (the "DGCL"), the Subscriber consents to the delivery of any notice or communications to Subscribers given by the Company under this Agreement, the DGCL or the Company's Certificate of Incorporation or Bylaws by (i) facsimile telecommunication to the facsimile number set forth in this Agreement (or to any other facsimile number for the Subscriber in the Company's records), (ii) electronic mail to the electronic mail address for the Subscriber in the Company's records, (iii) posting on an electronic network together with separate notice to the Subscriber of such specific posting or (iv) any other form of electronic transmission (as defined in the DGCL) directed to the Subscriber.

8. Waiver of Statutory Information Rights. The Subscriber acknowledges and understands that, but for the waiver made herein, the Subscriber would be entitled, upon written demand under oath stating the purpose thereof, to inspect for any proper purpose, and to make copies and extracts from, the Company's stock ledger, a list of its Subscribers, and its other books and records, and the books and records of subsidiaries of the Company, if any, under the circumstances and in the manner provided in Section 220 of the DGCL (any and all such rights, and any and all such other rights of the Subscriber as may be provided for in Section 220, the "Inspection Rights"). In light of the foregoing, until the first sale of Common Stock of the Company to the general public pursuant to a registration statement filed with and declared effective by the Securities and Exchange Commission under the Securities Act of 1933, as amended, the Subscriber hereby unconditionally and irrevocably waives the Inspection Rights, whether such Inspection Rights would be exercised or pursued directly or indirectly pursuant to Section 220 or otherwise, and covenants and agrees never to directly or indirectly commence, voluntarily aid in any way, prosecute, assign, transfer, or cause to be commenced any claim, action, cause of action, or other proceeding to pursue or exercise the Inspection Rights. The foregoing waiver applies to the Inspection Rights of the Subscriber in the Subscriber's capacity as a Subscriber and shall not affect any rights of a director, in such director's capacity as such, under Section 220. The foregoing waiver shall not apply to any contractual inspection rights of the Subscriber under any written agreement with the Company.

9. Governing Law. This Agreement and all matters arising directly or indirectly herefrom shall be construed under the laws of the State of Delaware, without regard to conflict of laws principles.

10. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof, and supersedes all prior agreements and understandings relating to the subject matter of this Agreement.

11. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Company and the Subscriber and their respective permitted successors, assigns and representatives. This Agreement is personal to the Subscriber, except for permitted transfers of Restricted Stock under Section 4, and may not be assigned by the Subscriber without the prior consent of the Company. Any attempted assignment in violation of this Section shall be null and void.

12. Amendment. This Agreement may be amended or modified only by a written instrument executed by both the Company and the Subscriber.

13. Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument. Delivery of an executed counterpart of a signature page of this Agreement by electronic transmission or facsimile shall be effective as delivery of a manually executed counterpart of this Agreement.

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